UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(Code number: 8306)

Corrections to “Risk-Adjusted Capital Ratio Based on the Basel 2 Standards”

Tokyo, August 31, 2009 — Mitsubishi UFJ Financial Group, Inc. today announced corrections to Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the First Quarter Ended June 30, 2009 released on August 14, 2009 as shown in the appendix.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-6770

Appendix

(Corrections)

*Corrected figures are underlined.

¢	Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the First Quarter Ended June 30, 2009

(Before correction)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
(1) Risk-adjusted capital ratio **	12.96%	11.76%
Tier 1 ratio	8.82%	7.76%
(2) Tier 1 capital	8,467.1	7,575.1
(3) Qualified Tier 2 capital	4,287.0	4,217.6
(4) Deductions from total qualifying capital	318.7	312.8
(5) Net qualifying capital (2) + (3) - (4)	12,435.4	11,479.9
(6) Risk-adjusted assets	95,915.7	97,611.4
(7) Required Capital *	7,673.2	7,808.9

(After correction)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of June 30, 2009	As of March 31, 2009
(1) Risk-adjusted capital ratio **	12.96%	11.77%
Tier 1 ratio	8.82%	7.76%
(2) Tier 1 capital	8,467.1	7,575.1
(3) Qualified Tier 2 capital	4,287.0	4,216.1
(4) Deductions from total qualifying capital	318.7	312.8
(5) Net qualifying capital (2) + (3) - (4)	12,435.4	11,478.4
(6) Risk-adjusted assets	95,915.7	97,493.4
(7) Required Capital *	7,673.2	7,799.4